Exhibit 99.4

UNITED STATES BANKRUPTCY COURT NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

IN RE: )

)

CDC CORPORATION, ) Case No. 11-79079-PWB

)

Debtor.	)	Chapter 11
CDC CORPORATION, Plaintiff,	) ) )	Adversary Proceeding No. 12-05032

)

v. )

) CDC SOFTWARE CORPORATION, ) CDC SOFTWARE INC., ) ROSS SYSTEMS, INC., ) PIVOTAL CORPORATION, and ) TRADEBEAM, INC., )

) Defendants. )

)

MOTION TO STAY PENDING APPEAL
CDC Software Corporation (“CDC Software”), CDC Software Inc. (“Software Inc.”),

Ross	Systems,	Inc.	(“Ross”),	Pivotal	Corporation	(“Pivotal”),	and	Tradebeam,	Inc.

(“Tradebeam”) (collectively, the “Software Entities”), respectfully file, by and through their undersigned counsel, this Motion to Stay Pending Appeal with regard to the Order Granting Preliminary Injunction Pursuant to 11 U.S.C. § 105(a) to Enjoin Disposition or Encumbrance of Assets or Stock in Subsidiaries or Business Units Outside of the Ordinary Course of Business

[Doc. 24] (the “Order”). In support of this Motion to Stay Pending Appeal, the Software Entities respectfully represent as follows:

MOTION

Pursuant to Federal Rule of Bankruptcy Procedure 8005, the Software Entities file this Motion to Stay Pending Appeal. The Software Entities intend to seek expedited relief before the United States District Court for the Northern District of Georgia. In the interim, the Software Entities respectfully request that the Court stay the terms and provisions of the Order, because (i) the Software Entities have a substantial likelihood of success on the merits of their appeal; (ii) the Software Entities and the shareholders of the Debtor will suffer great harm absent a stay; (iii) the Debtor will not be harmed by a stay of the Order pending resolution of the Software Entities’ appeal; and (iv) the public interest is not harmed by a stay of the Order pending appeal. In support thereof, the Software Entities file their Brief in support of the Motion, attached hereto.

WHEREFORE, the Software Entities respectfully request that this Court enter an Order: (i) Staying the Order pending the adjudication of the Software Entities’ appeal of the

Order; and

(ii) Granting such other and further relief as is just under the circumstances.

Dated: February 15, 2012. /s/ John F. Isbell John F. Isbell

Georgia Bar No. 384883

John.Isbell@ThompsonHine.com
Russell J. Rogers
Georgia Bar No. 002278
Russell.Rogers@ThompsonHine.com
Garrett A. Nail
Georgia Bar No. 997924
Garrett.Nail@ThompsonHine.com

THOMPSON HINE LLP
3560 Lenox Road, Suite 1600
Atlanta, Georgia 30326
T: 404-541-2900
F: 404-541-2905
Counsel for the Software Entities

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing was electronically filed this 15th day of February 2012, and served via electronic mail on the following parties at the indicated addresses: James C. Cifelli Attn: James H. Morawetz

Greg D. Ellis William D. Matthews Lamberth, Cifelli, Stokes & Stout, PA 3343 Peachtree Road, NE, Suite 550	Office of the U.S. Trustee 362 Richard B. Russell Building 75 Spring Street, SW Atlanta, Georgia 30303

Atlanta, Georgia 30326 jim.h.morawetz@usdoj.gov jcifelli@lcsenlaw.com
gellis@lcsenlaw.com
WDM@lcsenlaw.com

C. Edward Dobbs Timothy T. Brock James S. Rankin Aaron M. Zeisler Parker, Hudson, Rainer & Dobbs, LLP Abigail Snow
1500 Marquis Two Tower Satterlee Stephens Burke & Burke
285 Peachtree Center, Avenue, NE 230 Park Avenue, 11th Floor Atlanta, Georgia 30303 New York, New York 10169 jrankin@phrd.com tbrock@ssbb.com edobbs@phrd.com azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street	Gus H. Small Cohen Pollock Merlin & Small, P.C. 3350 Riverwood Parkway Suite 1600 Atlanta, Georgia 30339

New York, New York 10022 gsmall@cpmas.com tfleming@olshanlaw.com

Jacob A. Maurer Alan Kolod Robert D. Wildstein Alan E. Gamza Bodker Ramsey Andrews Winograd Moses & Singer LLP

Wildstein, P.C. One Securities Centre 3490 Piedmont Road, N.E., Suite 1400	The Chrysler Building 405 Lexington Avenue New York, New York 10174

Atlanta, Georgia 30305-4808 akolod@mosessinger.com rwildstein@brawwlaw.com agamza@mosessinger.com jmaurer@brawwlaw.com askoff@mosessinger.com

J. Robert Williamson Scroggins & Williamson, P.C. 1500 Candler Building 127 Peachtree Street, NE	Eric Lopez Schnabel Dorsey & Whitney LLP 51 West 52nd Street New York, New York 10019-6119

Atlanta, Georgia 30303 schnabel.eric@dorsey.com rwilliamson@swlawfirm.com

Bern Steves California Business Law Office	Jeffrey W. Kelley Stephen S. Roach

19925 Stevens Creek Boulevard Troutman Sanders, LLP Cupertino, California 95014 600 Peachtree Street, N.E. paralegal@californiabizlaw.com Suite 5200

Atlanta, Georgia 30308-2216
Jeffrey.kelley@troutmansanders.com

Stephen.roach@troutmansanders.com

Dated: February 15, 2012.

/s/ John F. Isbell John F. Isbell